UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-42892

Agencia Comercial Spirits Ltd

(Exact name of registrant as specified in its charter)

No. 23-1, Shenzun Rd., Shengang Dist.
Taichung City 429014, Taiwan (R.O.C.)

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Information Contained in this Form 6-K Report

Long Term AI Computing Capacity Arrangement

On October 16, 2026, Agencia Comercial Spirits Ltd (the “Company”), through its wholly-owned subsidiary, AGCC Singapore Pte. Ltd. (“AGCC Singapore”), entered into a long-term agreement (the “Agreement”) with a Singapore-based provider of AI computing resources (the “Provider”) to secure access to AI computing resources in Indonesia. The Agreement follows the previously disclosed preliminary arrangement announced on July 17, 2026 and provides for phased deployment of the contracted capacity, with a five-year term commencing upon delivery and acceptance of each batch.

Based on the current pricing schedule and assuming all contemplated capacity is confirmed, delivered and accepted, aggregate contractual charges over the full term would be approximately US$300 million to US$400 million, excluding applicable taxes and additional infrastructure and operating costs. Part of the contemplated capacity is subject to subsequent written confirmation by AGCC Singapore. Prices for the fourth and fifth years may be renegotiated, with the scheduled prices continuing if no new prices are agreed. Actual expenditure will depend on the capacity confirmed, delivery and acceptance, and the Agreement’s terms.

The Agreement provides for staged advance payments, with a contractual aggregate ceiling for advance payments within the range of US$150 million to US$160 million. This ceiling is not the total contract value. The actual amounts are specified in delivery notifications signed by both parties; each notified amount becomes unconditionally payable within 14 days after both parties sign the notification. Advance payments actually paid are credited against monthly contractual charges in 60 equal monthly instalments from the first monthly invoice for the relevant capacity. The Agreement also provides for the carry-forward of an existing deposit and a Company guarantee of AGCC Singapore’s payment obligations.

The Company and its subsidiaries (the “Group”) are responsible for colocation, electricity, networking and operation and maintenance costs. Title to the underlying hardware remains with the Provider on normal expiry. Payment obligations for accepted capacity are not contingent on customer utilisation or receipts. Early termination is restricted and may require substantial termination compensation. Electing not to proceed with additional capacity may also require payment of procurement, cancellation and financing costs and, in specified circumstances, taking over assets already procured for the arrangement at cost. Refunds are subject to contractual set-off and, in specified circumstances, may include non-cash asset transfers.

The Agreement creates a long-term commitment to secure AI computing capacity and does not itself generate customer revenue. Deployment remains subject to the agreed delivery and acceptance procedures, availability of the underlying resources, funding, facility readiness and applicable regulatory requirements. Successful deployment, customer utilisation, revenue, profitability and positive cash flow are not assured.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe”, “may”, “intend”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

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EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release of the Company dated October 16, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agencia Comercial Spirits Ltd

Date: October 16, 2026	By:	/s/ Tsai Yi Yang
	Name:	Tsai Yi Yang
	Title:	Director and Chief Executive Officer

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